EXHIBIT 99.1

Pengrowth Energy Corporation Receives Support of Secured Debtholders in Respect of the Arrangement

CALGARY, Alberta, Nov. 14, 2019 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth” or the “Company”) (TSX:PGF, OTCQX:PGHEF) today announced that, in connection with its previously announced proposed business combination with Cona Resources Ltd. (the “Purchaser”), a portfolio company of Waterous Energy Fund (“WEF”), by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta), Pengrowth and the Purchaser have entered into support agreements (the “Support Agreements”) with holders of an aggregate of 93% of the outstanding amounts owing under the Company’s secured notes and credit facility (the “Secured Indebtedness”).

As previously disclosed, pursuant to the Arrangement, the Purchaser will: (a) acquire all of the outstanding common shares of the Company; and (b) make a cash payment in satisfaction of outstanding Secured Indebtedness of the Company. The Arrangement must be approved by: (i) at least 66 2/3% of the votes cast by the shareholders present in person or by proxy at the special meeting of Pengrowth shareholders; and (ii) a majority in number of the holders of secured notes and the lenders under the credit facility (the “Secured Debtholders”) in number holding at least 66 2/3% of the Secured Indebtedness.

Under the Support Agreements, 92% of the Secured Debtholders holding 93% of the Secured Indebtedness have agreed to support and vote in favour of the Arrangement at the special meeting of Secured Debtholders to be held on December 18, 2019, concurrently with the special meeting of the Company’s shareholders.  The Secured Debtholders have also agreed to extend the maturity dates under the Company’s credit facility and its secured notes maturing November 18, 2019 until the completion of the Arrangement or the termination of the Support Agreements.

Pengrowth has also entered into an amended and restated arrangement agreement with the Purchaser and certain affiliates of WEF, amended as of November 13, 2019 and effective as of October 31, 2019, which will be available on SEDAR under Pengrowth’s profile at www.sedar.com.

ABOUT PENGROWTH ENERGY CORPORATION (TSX:PGF):

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for more than 30 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

Additional information about Pengrowth is available at www.pengrowth.com and on SEDAR at www.sedar.com.

For investor and media Inquiries please contact:

Pengrowth Investor Relations
1-855-336-8814
InvestorRelations@pengrowth.com

ADVISORIES

Forward Looking Statements

Certain information set forth in this press release, including Information and statements which may contain words such as "could", "plans", "should", "anticipates", "expects", "believes”, "will" and similar expressions and statements relating to matters that are not historical facts, contain forward-looking statements, including but not limited to statements regarding: the proposed Arrangement and anticipated benefits of and closing of the Arrangement; and timing and outcome of the special meetings with respect to the Arrangement. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pengrowth's control. Completion of the Arrangement is subject to a number of conditions which are typical for transactions of this nature.  Failure to satisfy any of these conditions, the emergence of a superior proposal or the failure to obtain approval of the shareholders, the Secured Debtholders or the Court of Queen’s Bench, may result in the termination of the arrangement agreement.  The foregoing list is not exhaustive.  Additional information on these and other risks that could affect completion of the Arrangement will be set forth in the management information circular, which will be available on SEDAR at www.sedar.com.  Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  The actual results, performance or achievement of Pengrowth could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Pengrowth will derive therefrom. Pengrowth disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new Information, future events or otherwise, except as required by applicable securities laws.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.